UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rubius Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

78116T103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116T103		SCHEDULE 13G

1.	Names of Reporting Persons David R. Epstein

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,146,407 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,146,407 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,146,407 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.5% (2)

12.	Type of Reporting Person IN

(1)                                 Consists of (i) 4,800,453 shares of Common Stock held directly by Mr. Epstein, (ii) 165,954 shares of Common Stock issuable to Mr. Epstein upon exercise of share options exercisable within 60 days after December 31, 2018, and (iii) 180,000 shares of Common Stock held by Three Opinions Foundation Inc.

(2)                                 The percent of class was calculated based on 79,044,166 shares of common stock outstanding as of October 31, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 13, 2018 and calculated in accordance with Rule 13d-3 of the Securities Exchange Act.

CUSIP No. 78116T103		SCHEDULE 13G

1.	Names of Reporting Persons Three Opinions Foundation Inc. (83-2618863)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 180,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 180,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.2% (2)

12.	Type of Reporting Person CO

CUSIP No. 78116T103		SCHEDULE 13G

Item 1.	Issuer
(a)	Name of Issuer: Rubius Therapeutics, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 399 Binney Street, Suite 300 Cambridge, Massachusetts 02139

Item 2.	Filing Person
(a) – (c)

Name of Persons Filing; Address; Citizenship:
(i)            David R. Epstein; United States citizen;

(ii)           Three Opinions Foundation Inc.; a Delaware corporation (the “Foundation”).

The address of the principal business office of each of the reporting persons is 17121 Collins Avenue, Apartment 2104, Sunny Isles Beach, FL 33160.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share, (the “Common Stock”)
(e)	CUSIP Number: 78116T103

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 78116T103		SCHEDULE 13G

Item 4.	Ownership.
(a) and (b)

Amount beneficially owned:

(i)            Mr. Epstein directly owns 4,800,453 shares of Common Stock and 165,954 shares of Common Stock issuable to Mr. Epstein upon exercise of share options exercisable within 60 days after December 31, 2018. In addition, Mr. Epstein may be deemed to have voting and dispositive power over 180,000 shares of Common Stock directly owned by the Foundation, of which Mr. Epstein’s wife is the President and Director. Mr. Epstein disclaims Section 13(d) beneficial ownership over all shares held by the Foundation, and this report shall not be deemed an admission that Mr. Epstein is the beneficial owner of such shares for Section 13(d) or any other purpose. The aggregate of 5,146,407 shares of Common Stock with respect to which Mr. Epstein may be deemed to have voting and dispositive power represents approximately 6.5% of the outstanding shares of Common Stock.

(ii)           The Foundation directly owns 180,000 shares of Common Stock, which represents approximately 0.2% of the outstanding shares of Common Stock. The Foundation disclaims Section 13(d) beneficial ownership over all shares held by Mr. Epstein, and this report shall not be deemed an admission that the Foundation is the beneficial owner of such shares for Section 13(d) or any other purpose.

	(c)			Number of shares as to which such person has:

Number of shares of Common Stock
	Reporting Person	(i)		(ii)	(iii)		(iv)

	David R. Epstein	5,146,407	*	0	5,146,407	*	0
	Three Opinions Foundation Inc.	180,000		0	180,000		0
	(i)	Sole power to vote or direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

*See Item 4(a) and (b) above.

The percent of class was calculated based on 79,044,166 shares of common stock outstanding as of October 30, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 13, 2018 and calculated in accordance with Rule 13d-3 of the Securities Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The reporting persons disclaim the existence of a “group” as that term is used in Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 78116T103	SCHEDULE 13G

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

DAVID R. EPSTEIN

/s/ David R. Epstein

THREE OPINIONS FOUNDATION INC.

By:	/s/ Melissa Epstein
Name:	Melissa Epstein
Title:	President